Exhibit 99.8

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350

AS ENACTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report of Lithium Americas Corp (the “Company”) on Form 40-F for the year ended December 31, 2021 (the “Report”) as filed with the U.S. Securities and Exchange Commission,

I, Eduard Epshtein, CFO of Lithium Americas Corp., certify, pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002, that to my knowledge:

(i)	the Report fully complies with the requirements of Section 13(a) or 15(d) of the U.S. Securities Exchange Act of 1934; and
(ii)	the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: March 18, 2022

/s/ Eduard Epshtein
Eduard Epshtein, CFO